Exhibit 99

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NASSAU

EDITH K. GROSSMAN, individually and on behalf of others similarly situated,

Plaintiff,

-against-

THOMAS E. CHRISTMAN, MICHAEL DONAHUE, ARTHUR DULIK, JR., DONALD C. FLEMING, NICOS KATSOULIS, JOHN J. LAFALCE, RICHARD J. LASHLEY, THOMAS M. O’BRIEN, JOHN F. PICCIANO, SUZANNE H. RUECK, JEFFERY S. WILKS, STATE BANCORP, INC., and VALLEY NATIONAL BANCORP,

Defendants.

Index No. 600469/2011 (Driscoll, J.)

NOTICE OF PENDENCY OF CLASS ACTION, PROPOSED
SETTLEMENT, FAIRNESS HEARING AND RIGHT TO APPEAR

TO:
ALL PERSONS OR ENTITIES WHO HELD SHARES OF STATE BANCORP INC. COMMON STOCK, EITHER OF RECORD OR BENEFICIALLY, INCLUDING ANY AND ALL OF THEIR RESPECTIVE SUCCESSORS IN INTEREST, PREDECESSORS, REPRESENTATIVES, TRUSTEES, EXECUTORS, ADMINISTRATORS, HEIRS, ASSIGNS OR TRANSFEREES, IMMEDIATE AND REMOTE, AND ANY PERSON OR ENTITY ACTING FOR OR ON BEHALF OF, OR CLAIMING UNDER, ANY OF THEM, AND EACH OF THEM, AT ANY TIME BETWEEN APRIL 28, 2011 AND NOVEMBER 29, 2011 (THE “CLASS”), OTHER THAN DEFENDANTS, THEIR IMMEDIATE FAMILY MEMBERS, THEIR DIRECTORS OR PARTNERS, THEIR DIRECT OR INDIRECT PARENT OR SUBSIDIARY ENTITIES, OR ANY PERSON OR ENTITY OVER WHOM OR WHICH ANY DEFENDANT EXERCISES SOLE OR EXCLUSIVE CONTROL.

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. YOUR RIGHTS WILL BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS LITIGATION. THE NEW YORK STATE SUPREME COURT AUTHORIZED THIS NOTICE.  IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS AND ADEQUACY OF THE PROPOSED SETTLEMENT, OR PURSUING THE CLAIMS DEFINED HEREIN.

1. WHY ARE YOU RECEIVING THIS NOTICE? The purpose of this Notice is to tell you about:

•
A class action lawsuit (the “Action”) in the Supreme Court of the State of New York, County of Nassau (the “Court”) brought on behalf of the persons and entities who held shares of State Bancorp, Inc. (“State Bancorp”) common stock at any time between April 28, 2011 (the date of the public announcement of a merger agreement (including any subsequent amendments thereto, the “Merger Agreement”) with Valley National Bancorp (“Valley”) whereby, upon the terms and subject to the conditions set forth therein, including approval by State Bancorp’s shareholders, Valley will exchange all of State Bancorp’s outstanding common stock for Valley common stock at a one-to-one exchange ratio, after adjusting for Valley’s then-recent five percent stock dividend, and will redeem the $37 million of State Bancorp’s preferred stock that was issued to the United States Treasury pursuant to the Troubled Asset Relief Program, merging State Bancorp with and into Valley, with Valley continuing as the surviving corporation (the “Merger”)) and the date of the consummation of the Merger;

•	An agreement to settle the Action (the “Settlement”) on terms provided in a Memorandum of Understanding dated October 24, 2011, among the parties to the Action (the “MOU”); and

•	Your right, among other things, to attend and participate in a hearing to be held on November 29, 2011, at 9:30 a.m., in the Nassau County Courthouse, 100 Supreme Court Drive, Mineola, New York 11501.

This Notice describes the rights you may have under the Settlement and what steps you may, but are not required to, take concerning the Settlement.  If the Court approves the Settlement, the parties will ask the Court to approve a Final Order and Judgment that would end the Action.

The following description does not constitute findings of the Court. It is based on statements of the Parties and should not be understood as an expression of any opinion of the Court as to the merits of any of the claims or defenses raised by any of the Parties.

2. BACKGROUND:  On May 6, 2011, Plaintiff filed a class action complaint (the “Complaint”), on behalf of the persons and entities who held shares of State Bancorp common stock, in the Supreme Court of the State of New York, County of Nassau (the “Court”), captioned Edith K. Grossman v. Thomas E. Christman, et al., Index No.600469/2011, concerning the Merger.

The Defendants are State Bancorp, Thomas E. Christman, Michael Donahue, Arthur Dulik, Jr., Donald C. Fleming, Nicos Katsoulis, John J. LaFalce, Richard J. Lashley, Thomas M. O’Brien, John F. Picciano, Suzanne H. Rueck, Jeffrey S. Wilks, and Valley.

Plaintiff alleged in the Complaint that, among other things:  the Merger Agreement resulted from an unfair process; the purchase price was unfair and inadequate; the Merger Agreement contained deal protection devices that prevented State Bancorp from obtaining the maximum value on any sale; State Bancorp’s directors breached their fiduciary duties by approving the Merger; State Bancorp’s directors breached their fiduciary duties by making materially inadequate disclosures in the preliminary “Form S-4 Registration Statement Under the Securities Act of 1933” containing a Proxy Statement of State Bancorp and a Prospectus of Valley, as well as other relevant documents concerning the Merger, directed to Valley and State Bancorp’s shareholders (the “Registration Statement”) filed by Valley on May 4, 2011; and State Bancorp and Valley aided and abetted these alleged breaches of fiduciary duties.  In the Complaint, Plaintiff sought, among other things, to enjoin the consummation of the Merger, additional disclosures in the Registration Statement filed by Valley concerning the Merger, declaratory relief, attorneys’ fees and other costs and disbursements, and further equitable relief.

Defendants each have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the Action (defined herein), and expressly maintain that they diligently and scrupulously complied with their fiduciary and/or other legal duties and entered into the MOU solely to eliminate the burden and expense of continued litigation.

Plaintiff and Plaintiff’s counsel believe, and have confirmed and will further confirm their belief through discovery provided by Defendants, that (i) the claims Plaintiff has asserted have legal merit, although they recognize that there are legal and factual defenses to the claims asserted in the Action that Defendants have raised and might have raised throughout the pendency of the Actions, and (ii) the Settlement is fair, reasonable, adequate, and in the best interests of Plaintiff and the Class.

The Parties have agreed to settle certain Released Claims (as defined in the MOU) and to fully and completely settle and resolve the Action and all of their claims, without any admission of liability or wrongdoing.

3. HOW WAS THE SETTLEMENT REACHED?  After extensive arm’s-length negotiations beginning in October 2011, counsel for the parties in the Action reached an agreement in principle concerning the proposed settlement of the claims in the Actions, which they set forth in the MOU.

The Court has not finally determined the merits of Plaintiff’s claims or the defenses thereto.  This Notice does not imply that there has been or would be any finding of violation of the law by the Defendants or that recovery could be had in any amount if the Action were not settled.

4. WHAT ARE THE TERMS OF THE SETTLEMENT?  Pursuant to and as described in the MOU, State Bancorp made certain additional disclosures regarding the Merger in an amendment to the Registration Statement that will be mailed to you in a joint proxy statement/prospectus.  Plaintiff’s counsel will have an opportunity to provide timely and reasonable comment on drafts of State Bancorp’s additional disclosures.

Counsel for Plaintiffs have been provided certain documents and will conduct certain other confirmatory discovery to determine that the terms of the Settlement are fair, reasonable, and adequate to members of the Class, and the parties believe that it is reasonable to pursue the Settlement of the Action based on the terms outlined in the MOU and to be discussed in the definitive Stipulation of Settlement (the “Stipulation”).  As part of the additional discovery agreed to by the parties to allow Plaintiff to confirm that the Settlement is fair, reasonable, and adequate, Plaintiff will conduct a deposition of Defendant Thomas O’Brien and a knowledgeable representative of Sandler O’Neill & Partners, L.P.

Pending conducting and concluding documentary and testimonial discovery, Plaintiff and Plaintiff’s counsel believe that a settlement on the terms reflected in the MOU is fair, reasonable, adequate, and in the best interests of the Class.  The MOU memorializes that, solely as a result of the arm’s-length discussions between and among the parties to the Action by their respective counsel, State Bancorp made the additional disclosures discussed above and described in the MOU.

In the Settlement, the Class will fully, finally and forever settle and release claims as set forth in Section 5 below.  The Defendants will also release any claims as set forth in Section 5 below.

5. WHAT CLAIMS WILL THE SETTLEMENT RELEASE?  Under the Settlement, the following releases will occur:

•
Release by Plaintiffs and the Class:  Upon final Court approval of the Settlement, Plaintiff and the Class will fully and completely discharge, dismiss with prejudice on the merits, settle, and release any “Released Claims” belonging to any “Releasing Plaintiff” against the “Released Persons,” and agree to a permanent injunction barring the assertion by any Releasing Plaintiff of any Released Claims against the Released Persons.

o
The definition of “Released Claims” includes, without limitation, any and all claims, debts, demands, rights, actions or causes of action, liabilities, damages, interest, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, accrued or un-accrued, liquidated or un-liquidated, at law or in equity, matured or un-matured, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity (including, but not limited to, any claims arising under state, local, federal, foreign, statutory, or common law or any other law, rule or regulation, including but not limited to any federal securities laws and any state disclosure laws), that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal, forum or proceeding by Plaintiffs or any of the other member of the Class arising out of their status as State Bancorp shareholders during the Settlement Class Period and which have arisen, arise now, or hereafter arise out of or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related in any way to:  (i) the Merger; (ii) the Merger Agreement or any amendments thereto; (iii) any actions, deliberations or negotiations in connection with the Merger, the Merger Agreement or any amendment thereto, including the process of deliberation or negotiation by each of State Bancorp, Valley and any of their respective officers, directors, employees, representatives or advisors (including but not limited to the State Bancorp Board and Sandler O’Neill & Partners, L.P.); (iv) the consideration received by Class members in connection with the Merger; (vi) the disclosures (including the Registration Statement, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made, made available or filed) or disclosure obligations of any Defendant or Released Person relating to or discussing, directly or indirectly, the Merger, the Merger Agreement or any amendments thereto; and/or (viii) any fiduciary obligations of any of the Released Persons in connection with the Merger, the Merger Agreement or any amendment thereto, including the negotiation and consideration of the Merger, the Merger Agreement or any amendment thereto, or any disclosures related thereto; provided, however, that the Released Claims shall not include any claims to enforce the Settlement or rights to Merger Consideration under and as defined by the Merger Agreement.

o
The definition of “Releasing Plaintiffs” includes, without limitation, Plaintiff and each of the other members of the Class, on behalf of themselves and each of their agents, representatives, heirs, executors, administrators, predecessors, successors and assigns, and any other person or entity who has the right, ability, standing or capacity to assert, prosecute or maintain on behalf of any Class member any of the Released Claims or to obtain the proceeds of any recovery in whole or in part (whether individual, derivative, representative, legal, equitable or any other type or in any other capacity).

o
The definition of “Released Persons” includes, without limitation, each of the Defendants and their respective past and/or present family members, heirs, estates, executors, administrators, predecessors, successors, assigns, parent entities, subsidiaries, associates, affiliates, employees, officers, directors, stockholders, agents, representatives, attorneys, financial or investment advisors (including without limitation Sandler O’Neill & Partners, L.P.), advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, insurers, co-insurers and re-insurers, general or limited partners or partnerships, limited liability companies, members, and any person, firm, trust, corporation, officer, director or other individual or entity in which any Defendant has a controlling interest or which is related to or affiliated with any of the Defendants, whether or not such Released Party were named, served with process or appeared in the Action.

•
Release by Defendants:  Upon final Court approval of the Settlement, Defendants, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns, or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them, release Plaintiff, the Class and Plaintiff’s counsel from any and all claims arising out of or relating to their filing and prosecution of the Action; provided, however, that Defendants retain the right to enforce the terms of the MOU and the Settlement.

•
Plaintiffs’ Covenant Not To Sue:  Upon final Court approval of the Settlement, Plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement, prosecution, or instigation of any action asserting any Released Claims, either directly, representatively, derivatively, or in any other capacity, against any Released Person.

•
Plaintiffs’ Waiver of California Civil Code and Comparable Provisions:  With respect to the Released Claims, the Parties stipulate and agree that upon the effective date of the Settlement, each Releasing Plaintiff shall expressly waive, relinquish and release, and by operation of the final order and judgment by the Courts shall have, expressly waived, relinquished and released, any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR

The Plaintiff and members of the Class may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of the Plaintiff and the members of the Class to extinguish completely, irrevocably, fully, finally and forever any and all Released Claims, known or unknown, suspected or unsuspected, without regard to the subsequent discovery of additional or different facts.  The Plaintiff and the members of the Class acknowledge that the inclusion of unknown claims in the definition of Released Claims and the waiver of rights pursuant to Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the MOU.

6. WHAT ARE THE REASONS FOR THE SETTLEMENT?  Plaintiff and Plaintiff’s counsel believe that the claims asserted in the Action have merit and that Plaintiff’s counsel’s investigation has and will support the claims asserted.  Plaintiff and Plaintiff’s counsel have taken into account the uncertain outcome and the risk of any litigation, especially in complex shareholder litigation such as the Action, as well as the difficulties and delays inherent in such litigation.  Plaintiff and Plaintiff’s counsel also are mindful of inherent problems of proof associated with, and possible defenses to, the violations asserted in the Action.  In addition, Plaintiff and Plaintiff’s counsel recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Action against the Defendants through trial and appeals.  Based upon these considerations, among others, and having been informed by the discovery, together with legal and expert analyses, Plaintiff and Plaintiff’s counsel have concluded that the terms and conditions of the Settlement confer substantial benefits upon and are in the best interests of State Bancorp’s shareholders.

Defendants have denied and continue to deny that they have committed any act or omission giving rise to any breach of fiduciary duty, liability, and/or violation of law, and have stated that they entered into the MOU and the Settlement to eliminate the burden and expense of further litigation. The MOU and Settlement shall not be construed or deemed to be evidence of, or an admission or concession on the part of any Party with respect to the validity or infirmity of any claim of, any fault or liability or wrongdoing or damage, or of any and all defenses.

7. HOW WILL PLAINTIFFS’ ATTORNEYS GET PAID?  In connection with presenting the Settlement to the Court, Plaintiff’s counsel will petition the Court for attorneys’ fees of no more than $395,000.00 to be paid by State Bancorp, or any successor(s) in interest (the “Attorneys’ Fee and Expense Award”).

Final resolution of the Attorneys’ Fee and Expense Award shall not be a precondition to the dismissal with prejudice of the Action and any application or litigation concerning the Attorneys’ Fee and Expense Award may be considered and resolved separately from the Settlement.

8. WHEN WILL THE FAIRNESS HEARING TAKE PLACE?  The Court has scheduled a Fairness Hearing to be held on November 29, 2011, at 9:30 a.m., in the Nassau County Courthouse, 100 Supreme Court Drive, Mineola, New York 11501.

The purpose of the Fairness Hearing is to:  (i) determine whether the proposed Settlement outlined in the MOU and to be specified in the Stipulation is fair, reasonable and adequate and in the best interests of State Bancorp’s shareholders and should be approved by the Court; (ii) determine whether the Class should be finally certified and whether Plaintiff and their counsel have adequately represented the Class; (iii) determine whether appropriate notice of the Action, the Settlement, the Settlement Hearing, and the right to appeal was provided; (iv) hear and determine any objections to the proposed Settlement; and (vii) rule on such other matters as the Court may deem appropriate.

The Court may adjourn the Fairness Hearing from time to time without further notice to anyone other than the parties to the Action. The Court reserves the right to approve the Settlement at or after the Fairness Hearing with such modifications as may be consented to by the parties to the MOU and without further notice.

9. WHAT WILL BE THE TERMS OF THE PROPOSED FINAL ORDER AND JUDGMENT?  The exact terms of the Proposed Final Order and Judgment are yet to be determined, and will reflect the process of negotiating the terms and conditions of the Stipulation.  However, if the Court determines that the Settlement outlined in the MOU is fair, reasonable, adequate and in the best interests of State Bancorp’s stockholders, the parties expect to jointly request that the Court enter a Final Order and Judgment, which will, among other things:

•	Approve the Settlement and adjudge the terms thereof to be fair, reasonable, adequate and in the best interests of the Class;

•
Enter Final Judgment pursuant to a Stipulation (to be negotiated), which will dismiss the Action with prejudice and extinguishing and releasing all Released Claims (as defined above and in the MOU, and will be finalized in the Stipulation);

•	Certify the Class for settlement purposes, and determine that Plaintiff and Plaintiff’s counsel have adequately represented the Class;

•	Determine that appropriate notice of the Action, the Settlement, the Settlement Hearing, and the right to appear was provided to the Class; and

•	Rule on such matters as the Court may deem appropriate.

Once the parties to the MOU have finalized and entered into the Stipulation, the Court has authorized them to disclose and distribute the Stipulation to the Class by making it available in electronic form via State Bancorp’s website and the Court’s electronic docket.

10. WHO DO I CONTACT WITH QUESTIONS ABOUT THE SETTLEMENT?  Further information regarding the Settlement and this Notice may be obtained by contacting Plaintiff’s counsel:  Levi & Korsinsky LLP, 30 Broad Street, 15th Floor, New York, NY  10004, (877) 363-5972, www.zlk.com.  Please do not call the Court or the Defendants with questions about the Settlement.

11. DO I HAVE A RIGHT TO APPEAR AND OBJECT?  Any record or beneficial stockholder of State Bancorp at any time between April 28, 2011 and the date of the consummation of the Merger who objects to the Settlement, or who otherwise wishes to be heard (“Objector”), may appear in person or by his, her, or its attorney at the Fairness Hearing and present any evidence or argument that may be proper and relevant, provided, however, that no Objector shall be heard and no papers, briefs, pleadings or other documents submitted by any person or entity shall be considered by the Court unless, not later than five (5) calendar days prior to the Fairness Hearing, such Objector (a) serves by hand, mail or by overnight delivery written objections and copies of any supporting papers and briefs (which must contain (i) the Objector’s name, address and telephone number; (ii) proof of membership in the Class (including documentation of all transactions in State Bancorp’s common stock during the Class Period and price(s) paid); (iii) a statement of such Objector’s objections to any matters before the Court and the grounds therefor or the reasons that such Objector desires to appear and be heard; and (iv) a copy of all documents or writings such Objector desires the Court to consider upon each of the following counsel for the Parties:

W. Scott Holleman Levi & Korsinsky LLP 30 Broad Street, 15th Floor New York, NY 10004	Richard P. Swanson Arnold & Porter LLP 399 Park Avenue New York, NY 10022	Paul R. Marino Day Pitney LLP 7 Times Sqaure New York, NY 10036
Counsel for Plaintiff Edith K. Grossman and the Settlement Class
Counsel for Defendants Thomas E. Christman, Michael Donahue, Arthur Dulik, Jr., Donald C. Fleming, Nicos Katsoulis, John J. LaFalce, Richard J. Lashley, Thomas M. O’Brien, John F. Picciano, Suzanne H. Rueck, Jeffery S. Wilks, and State Bancorp, Inc.
Counsel for Defendant Valley National Bancorp

and (b) files said objections, papers and briefs, showing due proof of service upon counsel for each of the Parties, with the Court.  Persons who intend to object to the Settlement and desire to present evidence at the Fairness Hearing must include in their written objections the identity of any witnesses they may seek to call to testify and exhibits they may seek to introduce into evidence at the Fairness Hearing.  Objections not received five (5) calendar days prior to the Fairness Hearing will not be considered by the Court.  Any person or entity who fails to object or otherwise request to be heard in the manner described above shall be deemed to have waived the right to object or otherwise be heard (including any right of appeal) and shall be forever barred from raising such objection or request to be heard in this or any other action or proceeding.  Any party has the right to object to any testimony or other evidence which a person objecting to the Settlement seeks to introduce.

12. NOTICE TO PERSONS OR ENTITIES HOLDING OWNERSHIP ON BEHALF OF OTHERS:  Brokerage firms, banks and/or other persons or entities who held shares of the common stock of State Bancorp at any time between April 28, 2011 and the date of the consummation of the Merger for the benefit of others are directed promptly to send this Notice to all of their respective beneficial owners. If additional copies of the Notice are needed for forwarding to such beneficial owners, any requests for such copies may be made to:

W. Scott Holleman Levi & Korsinsky LLP 30 Broad Street, 15th Floor New York, NY 10004
Counsel for Plaintiff Edith K. Grossman and the Settlement Class

13. WHAT IS THE SCOPE OF THIS NOTICE? This Notice is not all-inclusive.  The references in this Notice to the pleadings in the Action, the MOU and other papers and proceedings are only summaries and do not purport to be comprehensive.  For the full details of the Action, the claims and defenses which have been asserted by the parties and the terms and conditions of the Settlement, including a complete copy of the MOU, members of the Class are referred to the Court files in the Action.  Questions or comments may be directed to Plaintiff’s counsel as follows:

W. Scott Holleman Levi & Korsinsky, LLP 30 Broad Street, 15th Floor New York, NY 10004
Counsel for Plaintiff Edith K. Grossman and the Settlement Class

                                                                                                                           DO NOT CALL THE COURT

Dated:           New York, New York
                       October 26, 2011

/s/ Timothy S. Driscoll
The Honorable Timothy S. Driscoll Supreme Court of the State of New York County of Nassau